NEWS RELEASE
Kelso Technologies Inc. (The “Company” or “Kelso”) Unites States: OTCQX: KEOSF Canada: TSX.V: KLS	April 2, 2014

KELSO DECLARES ANNUAL DIVIDEND

Vancouver, British Columbia and Downers Grove, Illinois, – The Board of Directors of the Company is pleased to announce that an annual cash dividend of US$0.01 per share has been declared on the outstanding common shares of the Company. The dividend is payable in cash on April 30, 2014 to shareholders of record at the close of business on April 15, 2014. Investors are reminded to allow sufficient time for the settlement of any shares purchased prior to the record date, and are encouraged to contact their investment advisors with any questions in this regard.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar revenue growth based on customer adoption criteria for our commercial products which is partly due to increased regulatory activity over concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that on April 30, 2014 the Company will pay a cash dividend of US$0.01 per share to recorded holders of common shares of the Company as of April 15, 2014 and that the Company is experiencing multi-million dollar revenue growth based on customer adoption criteria for our commercial products which is partly due to increased regulatory activity over concerns about railroad safety in North America. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the dividend may not be paid as stated in this news release for any reason whatsoever, the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com